Rule 424(b)(3)
                                             Registration Statement No.333-27465
                                             Cusip # 12560M BF4
PRICING SUPPLEMENT NO. 19,

Dated February 5, 1998 to
Prospectus, dated June 6, 1997 and
Prospectus Supplement, dated June 12, 1997.

                               THE CIT GROUP, INC.
                     (formerly THE CIT GROUP HOLDINGS, INC.)
                         MEDIUM-TERM FLOATING RATE NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note            ( ) Senior Subordinated Note

Principal Amount:  U.S. $100,000,000.

Proceeds to Corporation:  100.0% or $100,000,000.

Underwriting Discount:  0.0%.

Issue Price:  100.0% or $100,000,000.

Specified Currency:  U.S. Dollars.

Original Issue Date:  February 10, 1998.

Maturity Date:  February 10, 1999.

Interest Rate Basis:  Prime Rate.

Spread:  -293 basis points.

Initial Interest Rate:  The Prime Rate determined one Business Day prior to the
         Original Issue Date minus 293 basis points.

The Notes are offered by the Underwriter, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about February 10, 1998.

                              CHASE SECURITIES INC.


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Form:  Global Note.

Interest Reset Date: Each Business Day to but excluding the Maturity Date, except as provided under "Rate Cut-Off Date".

Rate Cut-Off Date: Two Business Days prior to each Interest Payment Date. The interest rate for each day following the Rate Cut-Off Date to but excluding the Interest Payment Date will be the rate prevailing on the Rate Cut-Off Date.

Accrual of Interest: Accrued interest will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accruedinterest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest Payment Dates: Quarterly on May 10, 1998, August 10, 1998, November 10,
         1998 and February 10, 1999, commencing May 10, 1998, provided that if any Interest Payment Date (other than the Maturity Date) would otherwise fall on a day that is not a Business Day, then the Interest Payment Date will be the first following day that is a Business Day. If the Maturity Date would otherwise fall on a day that is not a Business Day, then principal and interest on the Note will be paid on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

         Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Calculation Date:  The earlier of(i) the fifth  Business Day after each Interest
         Determination Date, or (ii) the Business Day immediately preceding the applicable Interest Payment Date.

Interest Determination Date:  One Business Day prior to each Interest Reset
         Date.

Minimum Interest Rate:  0.0.0%.

Calculation Agent:  The CIT Group, Inc. (formerly The CIT Group Holdings, Inc.)

Trustee, Registrar, Authenticating and Paying Agent:
         Harris Trust & Savings Bank, under Indenture dated as of May 1, 1994 between the Trustee and the Corporation.

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                                  UNDERWRITING

Chase Securities Inc. (the "Underwriter") is acting as principal in this transaction.

Subject to the terms and conditions set forth in a Term Sheet and Agreement dated February 5, 1998 (the "Terms Agreement"), between the Corporation and the Underwriter, incorporating the terms of a Selling Agency Agreement dated May 15, 1996, between the Corporation and Lehman Brothers, Lehman Brothers Inc., Credit Suisse First Boston Corporation (formerly known as CS First Boston Corporation), Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Brothers Inc, and UBS Securities LLC, the Corporation has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, $100,000,000 principal amount of the Notes.

Under the terms and conditions of the Terms Agreement, the Underwriter is committed to take and pay for all of the Notes, if any are taken.

The Underwriter has advised the Corporation that it proposes to initially offer the Notes to the public at the Issue Price set forth above. After the initial public offering, the public offering price and other terms may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriter that it intends to make a market in the Notes but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.